Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

GE Announces Results of Synchrony Financial Exchange Offer

•	GE Exits Remainder of Synchrony Financial Equity Stake; Offer Oversubscribed by 3.2 Times

•	GE to Retire 671 Million Shares; $20.4 Billion GE Share Buyback Equivalent

•	Important Milestone in GE Strategy; Split Off of Synchrony Reduces ENI by $65 Billion

FAIRFIELD, Conn. – November 17, 2015 – GE (NYSE: GE) today announced that its offer to shareholders to exchange shares of GE common stock for shares of Synchrony Financial (NYSE: SYF) common stock owned by GE was oversubscribed by 3.2 times. The exchange offer expired at 12:00 midnight, New York City time, on November 16, 2015. Under the terms of the exchange offer, 1.0505 shares of Synchrony Financial common stock will be exchanged for each share of GE common stock accepted in the exchange offer.

The consummation of the exchange offer completes the transition of Synchrony, the largest provider of private label credit cards in the United States*, to an independent, standalone company. The separation of Synchrony Financial is consistent with GE’s stated strategy of focusing on its industrial core and reducing the size of its financial businesses. The separation reduces the systemic footprint of GE Capital and will allow Synchrony to operate as a stand-alone company and pursue a long-term strategy that is focused on its own business objectives.

“The completion of the Synchrony Financial exchange is an important part of GE’s transformation into a simpler, more focused company,” said GE Capital Chairman and CEO Keith Sherin. “We’re excited to watch Synchrony continue to grow and succeed on its own. Synchrony has great leaders and an excellent team executing under the direction of CEO Margaret Keane,” he added.

The exchange will reduce the outstanding float of GE common stock by about 6.6% and at the November 16, 2015 closing price (GE $30.36), this would be the equivalent of approximately $20.4 billion in GE stock buyback. With the completion of this exchange offer and progress to-date on the GE Capital Exit Plan, GE is on track to return more than $90 billion to investors from 2015 to 2018 with more than 90% of earnings coming from high-return industrial businesses.

Details of Exchange Offer

Based on the total number of shares of GE common stock reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 31% of the tendered shares of GE common stock will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer. This preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures, as well as the number of “odd-lot” shares that were validly tendered and not subject to proration. GE expects to announce the final proration factor on November 20, 2015, promptly following the expiration of the guaranteed delivery period.

According to the exchange agent, Computershare Trust Company, N.A., 2,149,128,195 shares of GE common stock were validly tendered and not validly withdrawn, including 951,489,210 shares that were tendered by notice of guaranteed delivery. Today GE intends to accept 671,366,809 of the tendered shares in exchange for the 705,270,833 shares of Synchrony common stock previously owned by GE. Because the exchange offer was oversubscribed, GE is accepting only a portion of the shares of its common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned fewer than 100 shares of GE common stock, or an “odd-lot”, who have validly tendered all of their shares and made the appropriate election, will not be subject to proration, in accordance with the terms of the exchange offer.

Shares of GE common stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly after the final proration factor is announced. Promptly after the final proration factor is announced, the exchange agent will credit shares of Synchrony Financial common stock for distribution in the exchange offer in book-entry form to accounts maintained by the Synchrony Financial transfer agent for tendering shareholders who have validly tendered and not validly withdrawn their shares of GE common stock. Checks in lieu of fractional shares of Synchrony Financial common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market.

GE has pending with the Federal Reserve Board an application for termination of its status as a savings and loan holding company.

Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC serve as the dealer managers for the exchange offer.

About GE

GE (NYSE: GE) is the world’s Digital Industrial Company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. GE is organized around a global exchange of knowledge, the “GE Store,” through which each business shares and accesses the same technology, markets, structure and intellect. Each invention further fuels innovation and application across our industrial sectors. With people, services, technology and scale, GE delivers better outcomes for customers by speaking the language of industry. www.ge.com

*	Source: The Nilson Report (April, 2015, Issue # 1062) - based on 2014 data.

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Investor Contact:

Matt Cribbins, +1 203-373-2424, matthewg.cribbins@ge.com

Media Contacts:

GE:

Seth Martin, +1 203-572-3567, seth.martin@ge.com

GE Capital:

Susan Bishop, +1 203-253-2735, susan.bishop@ge.com

Additional Information and Where to Find It

The terms and conditions of the exchange offer are more fully described in a registration statement on Form S-4, that includes a Prospectus, previously filed by Synchrony Financial and a Schedule TO previously filed by GE with the Securities and Exchange Commission (the “SEC”), in each case as amended. The Prospectus contains important information about the exchange offer, GE, Synchrony Financial and related matters, and GE delivered the Prospectus to holders of GE common stock.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock may also obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website.

GE has retained Georgeson, Inc. as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer, you may contact the information agent at 1-866-300-8594 (toll-free in the United States) or 781-575-2137 (international).

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements.” All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the exchange offer will be completed, or if it is completed, that it will close within the anticipated time period. GE and Synchrony Financial undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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